UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                       to

Commission file number  1-8649

A.Full title of the plan and address of the plan, if different from that of the issuer named below:

The Toro Company Profit-Sharing Plan for Plymouth Union Employees

The Toro Company

8111 Lyndale Avenue South

Bloomington, MN  55420

Attn: Managing Director, HR & Total Rewards

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Toro Company

8111 Lyndale Avenue South

Bloomington, MN  55420

THE TORO COMPANY PROFIT-SHARING PLAN
FOR PLYMOUTH UNION EMPLOYEES

Financial Statements

December 31, 2015 and 2014

THE TORO COMPANY PROFIT-SHARING PLAN

FOR PLYMOUTH UNION EMPLOYEES

Statements of Net Assets Available for Benefits (Unaudited)

December 31, 2015 and 2014

	2015	2014
Assets:
Investments at fair value:
Interest in the Toro Company Master Trust Fund	$3,943,433	$3,983,188

Employee contribution receivable	2,527	3,395
Employer contribution receivable	916	1,738
Total receivables	3,443	5,133

Net assets available for benefits	$3,946,876	$3,988,321

See accompanying notes to financial statements.

THE TORO COMPANY PROFIT-SHARING PLAN

FOR PLYMOUTH UNION EMPLOYEES

Statements of Changes in Net Assets Available for Benefits (Unaudited)

Years ended December 31, 2015 and 2014

	2015	2014
Additions to net assets:
Investment income:
Plan interest in net investment income of the Toro Company Master Trust Fund	$295,795	$194,316
Net investment income	295,795	194,316

Employer contributions	54,007	55,406
Employee contributions	154,701	143,753
Total contributions	208,708	199,159

Total additions to net assets	504,503	393,475

Deductions from net assets:
Benefit payments	(545,948)	(458,372)

Total deductions from net assets	(545,948)	(458,372)

Net increase in net assets available for benefits	(41,445)	(64,897)

Net assets available for benefits:
Beginning of year	3,988,321	4,053,218

End of year	$3,946,876	$3,988,321

See accompanying notes to financial statements.

THE TORO COMPANY PROFIT-SHARING PLAN
FOR PLYMOUTH UNION EMPLOYEES

Notes to Financial Statements (Unaudited)

December 31, 2015 and 2014

(1)                       Summary Description of Plan

The following description of The Toro Company Profit-Sharing Plan for Plymouth Union Employees (the Plan) is provided for general information purposes only. Participants should refer to the Plan document amended and restated as of January 1, 2009 for more complete information as it relates to calendar years prior to 2012. The Plan document was amended and restated effective January 1, 2012 as part of the regular five-year cycle of amendments and restatements. The plan is subject to certain provisions of the Employee Retirement Security Act of 1974, as amended (ERISA).

Employees are eligible to contribute to the Plan after they have completed 180 consecutive days of employment or one year of eligibility service and must be a member of a collective bargaining unit. Employee contributions to the Plan consist of salary reduction elections under a 401(k) feature, voluntary after tax contributions, and rollover funds from other qualified plans. Participants are fully vested in the entire balance of their individual accounts attributable to those contributions. The Toro Company (the Company), at its discretion, may make matching contributions. Participants are eligible for matching contributions the first of the month following completion of one year of qualifying service with the Company. Company contributions, together with the income attributable thereto, vest at a rate of 20% after one year of vesting service, with an additional 20% being accumulated annually thereafter until the participant is 100% vested. All contributions under the Plan are made to a trust that holds all of the assets of the Plan.

No individual may become a Plan participant after December 31, 2014.

The investments of employee and employer contributions are selected by the participants.

Benefit payments and transfers of participants’ interests are made by the trustee, Fidelity Investments (the Trustee).

Participants may receive distributions from their vested accounts under the Plan upon termination of service or death in the form of a lump-sum payment or in installments. Participants are allowed to withdraw amounts that they previously rolled into the Plan. Withdrawals are also allowed from selected accounts in the event of a defined financial hardship to the extent necessary to satisfy the financial need. To the extent an account is invested in common stock, par value $1.00 per share, of the Company (Common Stock), a withdrawal or distribution can be in the form of Common Stock or cash. Forfeited amounts from nonvested accounts totaled $165 and $0 during the Plan years ended December 31, 2015 and 2014, respectively.

The Company (the administrator of the Plan) designs, manufactures, and markets professional turf maintenance equipment and services, turf irrigation systems, landscaping equipment and lighting, snow and ice management products, agricultural micro-irrigation systems, rental and specialty construction equipment, and residential yard and snow thrower products. The Company absorbs all administrative costs of the Plan, with the exception of investment management fees, which are netted against investment income.

THE TORO COMPANY PROFIT-SHARING PLAN
FOR PLYMOUTH UNION EMPLOYEES

Notes to Financial Statements (Unaudited)

December 31, 2015 and 2014

(2)                       Summary of Significant Accounting Policies

(a)           Basis of Financial Statement Presentation

The accompanying financial statements of the Plan are presented in accordance with U.S. generally accepted accounting principles (U.S. GAAP). The accounting records of the Plan are maintained on the accrual basis. The accompanying financial statements have not been audited, as an audit is not required under the applicable ERISA rules.

(b)           Investments

The Plan’s investments are in a Master Trust held by the Trustee. The investment securities are stated at fair values based upon published quotations or, in the absence of available quotations, at fair values determined by the Trustee. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The fair value of equity securities is based on the last quoted bid price. Common collective trust funds are valued at net asset value (NAV) of the underlying fund as a practical expedient. The NAV is based on the value of the net assets owned by the fund. While the underlying assets are actively traded on an exchange, the fund is not. There are no imposed redemption or liquidation restrictions on participants and the Plan has no further contractual obligations to further invest in the funds.

Purchases and sales of securities are recorded on a trade-date basis. Interest is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

The Company maintains one Master Trust for two profit sharing and retirement plans that are sponsored by the Company. The two plans are the Plan and The Toro Company Investment, Savings, and Employee Stock Ownership Plan. The purpose of the Master Trust is to pool investment transactions and achieve uniform rates of return on comparable funds under all plans.

The Plan’s proportionate share of net investment income (loss) from the Master Trust is based upon the percentage of the fair value of the Plan’s investment in the Master Trust’s net assets. The Plan’s percentage interest in the net assets of the Master Trust was approximately 1% as of each of December 31, 2015 and 2014.

(c)           Accounting Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company, as the administrator of the Plan, to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(d)           Concentrations of Risk

The Plan has investments in a variety of investment funds. Investments in general are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

THE TORO COMPANY PROFIT-SHARING PLAN
FOR PLYMOUTH UNION EMPLOYEES

Notes to Financial Statements (Unaudited)

December 31, 2015 and 2014

The assets held by the Master Trust include Common Stock. At December 31, 2015 and 2014, approximately 37% of the investments of the Master Trust were invested in Common Stock. The underlying value of the Common Stock is entirely dependent upon the performance of the Company and the market’s evaluation of such performance and other factors.

(e)           Fully Benefit-Responsive Investment Contracts

The Plan indirectly invests in guaranteed investment contracts and security-backed contracts through the Wells Fargo Stable Return Fund G.  An investment contract is a contract issued by a financial institution to provide a stated return to the buyer of the contract for a specified period of time. A security-backed contract has similar characteristics as a traditional investment contract and is comprised of two parts: the first part is a fixed-income security or portfolio of fixed-income securities; the second part is a contract value guarantee (wrapper) provided by a third party. Stable value collective trust funds which include these investment contracts held by a defined contribution plan are required to be reported at fair value. The yield earned by the Wells Fargo Stable Return Fund G at December 31, 2015 and December 31, 2014 was 1.83% and 1.40%, respectively.

(f)            New Accounting Pronouncements

In July 2015, the FASB issued Accounting Standards Update (“ASU”) No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I of this ASU eliminates the requirement to measure fully benefit-responsive investment contracts at fair value. Contract value will be the only required measure for fully benefit-responsive investment contracts. Part II of this ASU eliminates the requirements to disclose individual investments that represent 5% or more of net assets available for benefits. In addition, the disclosure of information about fair value measurements shall be provided by general type of investment. Part III of this ASU is not applicable to the Plan. The provisions of this ASU are effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The company adopted this guidance for the year ended December 31, 2015.

In May 2015, the FASB issued ASU No. 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value Per Share (Or Its Equivalent). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value (NAV) as a practical expedient. It also removes the requirement to make certain disclosures for all investments valued using NAV as a practical expedient. The company adopted this guidance for the year ended December 31, 2015.

The company adopted Part I and Part II of ASU 2015-12 and ASU 2015-07 as it believes it will simplify Plan accounting and its presentation in the financial statements. As such, the accounting and disclosures in these financial statements and related notes follow Part I and Part II of ASU 2015-12 and ASU 2015-07. The guidance was retrospectively applied, and previously reported financial information pertaining to 2014 has been revised to present that information on a comparable basis.

(3)                       Party-in-interest Transactions

The Trustee and the Company are parties-in-interest with respect to the Plan. The Plan’s investments are held by the Trustee, and some of the investment funds available to participants include mutual funds managed by the Trustee. Transactions between the Plan and the Trustee are exempt from being considered as “prohibited transactions” under the ERISA Section 408(b).

THE TORO COMPANY PROFIT-SHARING PLAN
FOR PLYMOUTH UNION EMPLOYEES

Notes to Financial Statements (Unaudited)

December 31, 2015 and 2014

(4)                       Plan Termination

The Company has voluntarily agreed to make contributions to the Plan. Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. Each participant’s interest in the Plan is 100% vested at all times, except for the portion attributable to matching contributions which is vested in a manner described above. Upon termination of the Plan, interests of active participants in the Plan fully vest.

(5)                       Master Trust Fund

Under the terms of the trust agreement, the Trustee manages investment funds on behalf of the Plan. The Trustee has been granted discretionary authority concerning the purchases and sales of the investments of the investment funds, except to the extent the Trustee is subject to the discretion of participants, other fiduciaries or the Company. In accordance with the trust agreement, the assets of the Plan are held together with assets of other plans sponsored by the Company in the Master Trust. Investment income related to the Master Trust is allocated to the individual plans based upon daily balances invested in the Plan.

Fair values of Master Trust investments at December 31, 2015 and 2014 were as follows:

	2015	2014
Mutual funds	$274,921,858	$288,320,321
Common collective trust funds	262,001,860	253,610,711
Money market funds	3,955,951	2,755,202
Brokerage	13,814,321	10,970,232
The Toro Company Common Stock	322,340,390	321,857,743
	$877,034,380	$877,514,209

Plan Interest in Master Trust	$3,943,433	$3,983,188

Net investment income for the Master Trust for the years ended December 31, 2015 and 2014 was as follows:

	2015	2014
Net realized and unrealized appreciation (depreciation) in fair value of investments:
Mutual funds	$(11,478,371)	$14,794,371
Common collective trust funds	(545,909)	11,343,677
	137	—
Brokerage	—	390,034
The Toro Company Common Stock	43,822,076	912,293
Net realized and unrealized appreciation	31,797,933	27,440,375
Dividends	17,147,887	16,380,608
Master Trust net investment income	$48,945,820	$43,820,983

THE TORO COMPANY PROFIT-SHARING PLAN
FOR PLYMOUTH UNION EMPLOYEES

Notes to Financial Statements (Unaudited)

December 31, 2015 and 2014

The Master Trust categorizes its assets and liabilities into one of three levels based on the assumptions (inputs) used in valuing the asset or liability. Level 1 provides the most reliable measure of fair value, while Level 3 generally requires significant management judgment. The three levels are defined as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Master Trust’s investments in money market funds, mutual funds, including investments in small, mid and large cap equities, in the United States and internationally, as well as investments in Common Stock of the Company are classified as Level 1 assets in the fair value hierarchy. The Master Trust’s investments in common collective trust funds are valued using NAV, as provided by the administrator of the fund.

Assets measured at fair value, as of December 31, 2015 and 2014 are summarized below:

2015	Fair value	Level 1	Level 2	Level 3

Mutual funds	$274,921,858	$274,921,858	—	—
Money Market Funds	3,955,951	3,955,951	—	—
Brokerage	13,814,321	13,814,321	—	—
The Toro Company Common Stock	322,340,390	322,340,390	—	—
Total assets in fair value hierarchy	615,032,520	615,032,520	—	—
Investments measured at net asset value(a)	262,001,860	—	—	—
Total assets	$877,034,380	$615,032,520	—	—

2014	Fair value	Level 1	Level 2	Level 3

Mutual funds	$288,320,321	$288,320,321	—	—
Money Market Funds	2,755,202	2,755,202	—	—
Brokerage	10,970,232	10,970,232	—	—
The Toro Company Common Stock	321,857,743	321,857,743	—	—
Total assets in fair value hierarchy	623,903,498	623,903,498	—	—
Investments measured at net asset value(a)	253,610,711	—	—	—
Total assets	$877,514,209	$623,903,498	—	—

(a)         In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share have not been classified in the fair value hierarchy. The Master Trust has the ability to redeem its interest in the investments measured at net asset value in the fair value hierarchy within 90 days of the measurement date with no liquidity restrictions.

There were no transfers between Level 1 and Level 2 during the years ended December 31, 2015 and 2014.

THE TORO COMPANY PROFIT-SHARING PLAN
FOR PLYMOUTH UNION EMPLOYEES

Notes to Financial Statements (Unaudited)

December 31, 2015 and 2014

(6)                       Federal Income Taxes

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated November 7, 2012, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Company, as the administrator of the Plan, believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believes that the Plan is qualified and the related trust is tax-exempt.

U.S. GAAP requires the Plan’s sponsor to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes that the Plan is no longer subject to income tax examinations for years prior to 2012.

(7)                       Subsequent Events

The Company evaluated all subsequent events and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Toro Company Profit-Sharing Plan for
Plymouth Union Employees

Date: June 28, 2016	By	/s/ Renee J. Peterson
Renee J. Peterson
Vice President, Treasurer
and Chief Financial Officer
of The Toro Company